Exhibit 9.01(d)

CERTIFICATE OF DESIGNATION
of
Rights, Preferences and Privileges
of
NO BORDERS, INC.
SERIES B PREFERRED STOCK
$0.001 Par Value

Pursuant to Section 78.195 of the
Nevada Revised Statutes, as Amended

The undersigned DO HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors of No Borders, Inc., a Nevada Corporation (the "Corporation"), with the designations, powers, preferences, rights, qualifications, limitations and restrictions having been fixed by the Board of Directors:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Corporation's Articles of Incorporation, as amended, a series of preferred stock of the Corporation be, and it hereby is, created out of the authorized but unissued shares of the capital stock of the Corporation, such series to be designated Series B Preferred Stock (the "Series "B" Preferred Stock" or the “Preferred Stock”), to consist of 10,000,000 shares of the Corporation’s shares (par value $0.001 per share) of Series B Preferred Stock of which the preferences and relative and other rights, and the qualifications, limitations or restrictions thereof, shall be (in addition to those set forth in the Corporation's Articles of Incorporation, as amended) as follows:

1.    Certain Definitions.  Unless the context otherwise requires, the terms defined in this paragraph 1 shall have, for all purposes of this resolution, the meanings herein specified.

       Board of Directors.  The term "Board of Directors" shall mean the Board of Directors of this Corporation, and, to the extent permitted by law and the Articles of Incorporation and Bylaws of this Corporation, any committee of such Board of Directors authorized to exercise the powers of such Board of Directors.

       Common Stock.  The term "Common Stock" shall mean all shares now or hereafter authorized of any class of Common Stock of the Corporation and any other stock of the Corporation, howsoever designated, authorized after the Issue Date, which has the right (subject always to prior rights of any class or series of preferred stock) to vote on any matters.

       Issue Date.  The term "Issue Date" shall mean the date that shares of Series "B" Preferred Stock are first issued by the Corporation.

       Preferred Stock.  The term "Preferred Stock" shall mean the Series "B" Voting Preferred Stock, $0.001 par value per share, of this Corporation.

2.    Dividends.  The holders of Series "B"  Preferred Stock shall not be entitled to receive dividends of any kind.

3.    Termination of the Series “B” Preferred Stock  The shares of Series “B” Preferred Stock issued by the Corporation shall automatically be cancelled on the earlier of: (a) December 31, 2008; or (b) 270 days from the date of issuance if within such 270 period the Corporation has not received an aggregate of at least $1,000,000 in the form of gross revenue and/or equity and/or debt financing; or (b) 540 days from the date of issuance if the Corporation has not received during such 540 day period, an aggregate of at least $5,000,000 in the form of gross revenue and/or equity and/or debt financing.

4.    Conversion Rights.  The Series "B" Preferred Stock shall not be subject to conversion into Common Stock or other equity authorized to be issued by the Corporation..

5.    Voting Rights.  The holders of the issued and outstanding shares of Series "B" Preferred Stock shall have voting rights equal to eighteen (18) shares of Common Stock for each share of Series “B” Preferred Stock, provided that such voting rights may only be exercised in connection with; :a. actions requiring shareholder approval relating specifically to  (i) amendments or changes to the Corporation’s Articles of Incorporation which cause increases or decreases in the number of authorized shares of the Corporation’s Common Stock and/or which authorize the Corporation to issue other securities, and/or (ii) a merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event whereby shares of Common Stock are changed into the same or a different number of shares of the same or another class or classes of stock or securities or other assets of the Corporation or another entity, and/or (iii) a sale of all or substantially all the Corporation’s assets; and/or b. the election or dismissal of members of the Corporation’s Board of Directors, provided that such voting rights shall not be exercised by the holder of shares of Series “B” Preferred Stock for the purpose of voting for or against such holder’s election to or dismissal from the Corporation’s Board of Directors.

6.    Recapitalization or Reclassification. If the Corporation shall at any time effect a recapitalization, reclassification or other similar transaction of such character that the shares of Common Stock shall be changed into or become exchangeable for a larger or smaller number of shares, then upon the effective date thereof, then the voting rights of eighteen shares of Common Stock for each share of Series “B” Preferred Stock, as set forth in paragraph 5 above, shall be increased or decreased, as applicable, in direct proportion to the increase or decrease in the number of shares of Common Stock by reason of such recapitalization, reclassification or similar transaction.

7.    Exclusion of Other Rights.  Except as may otherwise be required by law, the shares of Series "B" Preferred Stock shall not have any preferences or relative, participating, optional or special rights, other than those specifically set forth in this resolution (as such resolution may be amended from time to time) and in the Corporation's Articles of Incorporation.  The shares of Series "B" Preferred Stock shall have no preemptive or subscription rights.

8.    Headings of Subdivisions.  The heading of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

9.    Severability of Provisions.  If any right, preference or limitation of the Series "B" Preferred Stock set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

10.    Status of Cancelled Shares.  Shares of Series "B" Preferred Stock which have been issued and cancelled in any manner shall (upon compliance with any applicable provisions of the laws of the State of Nevada) have the status of authorized and unissued shares of Series "B" Preferred Stock issuable in series undesignated as to series and may be re-designated and reissued.

IN WITNESS WHEREOF, said No Borders, Inc. has caused this Certificate to be signed by a majority of the Board of Directors and attested by its Secretary this 28th day of February 2007.

NO BORDERS, INC.

By:	/s/ Raul Hinojosa
Raul Hinojosa, Director

By:	/s/ R. Michael Rosenfeld
R. Michael Rosenfeld, Director

By:	/s/ Paule Cruz Takash
Paule Cruz Takash

ATTEST:

By:
       Secretary

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